Jason Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

simonj@gtlaw.com

January 22, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Irene Barberena-Meissner

Re:	Foresight Acquisition Corp.
Registration Statement on Form S-1
Filed January 8, 2021
File No. 333-251978

Dear Ms. Barberena-Meissner:

On behalf of Foresight Acquisition Corp. (the “Company”), we are hereby responding to the letter, dated January 21, 2021 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-1 confidentially filed on January 8, 2021 (the “Registration Statement”). For ease of reference, the text of the Staff’s comment, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

1. We note your response to prior comment 2 and reissue the comment. In this regard, we note FA Co-Investment LLC’s director election rights as a holder of the Company’s shares of Class B common stock.

Response: The Company respectfully requests that the Staff reconsider this comment. In the previous response, the Company advised the Staff that FA Co-Investment LLC (“FAC”) is a passive investor in the Company and, upon the consummation of the offering, will beneficially own less than 5% of the Company’s outstanding common stock and will not otherwise be an affiliate of the Company. The Company further advises the Staff that FAC, despite its current 12.5% ownership of the Company’s Class B common stock, has no other indicia of “control” that would cause it to be considered an “affiliate” of the Company. FAC has no nominating, blocking or other special voting rights with respect to the election of directors or, indeed, any other matter with respect to the Company. FAC, without question, is a true minority owner of the Company, with all decisions, including the election of directors, being under the

January 22, 2021

control of a single entity, Foresight Sponsor Group, LLC, which owns approximately 86.6% of the Company’s Class B common stock (with the remaining shares of Class B common stock owned by the Company’s three independent director nominees). Accordingly, a “market maker” prospectus is not required.

If you have any questions related to this letter, please contact the undersigned at (703) 749-1386.

Sincerely,

/s/ Jason Simon
Jason Simon